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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WASHINGTON GROUP INTERNATIONAL, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
938862208
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
(212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
July 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: GREENLIGHT CAPITAL, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,321,512

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,321,512

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,321,512

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: GREENLIGHT CAPITAL, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,392,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,392,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,392,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: DME ADVISORS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		203,388

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		203,388

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	203,388

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: DAVID EINHORN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,917,400

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,917,400

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,917,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 938862208
SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors,” and together with Greenlight LLC and Greenlight Inc, “Greenlight”), and Mr. David Einhorn, principal of Greenlight (“Mr. Einhorn,” and collectively with Greenlight, the “Reporting Persons”).
     This Schedule 13D relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Washington Group International, Inc., a Delaware corporation (the “Issuer”), purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor, and (iv) any managed accounts for which Advisors acts as investment manager.
     The Reporting Persons previously reported beneficial ownership of the Common Stock of the Issuer on a Schedule 13G filed July 29, 2004, the last amendment to such Schedule 13G being filed March 1, 2007.
Item 1. Security and Issuer.

Securities acquired: Common stock, par value $0.01 per share

Issuer:	Washington Group International, Inc.
720 Park Boulevard
Boise, ID 83712
Item 2. Identity and Background.
     (a) This statement is filed by: (i) Greenlight LLC, a Delaware limited liability company, (ii) Greenlight Inc, a Delaware corporation, (iii) Advisors, a Delaware limited partnership, and (iv) Mr. Einhorn, a United States citizen. Mr. Einhorn is the sole Senior Managing Member of Greenlight LLC and of DME Advisors GP, LLC, a Delaware limited liability company that serves as general partner of Advisors. Mr. Einhorn is the President and a Director of Greenlight Inc. In addition to Mr. Einhorn, the executive officers of Greenlight Inc are Mr. Daniel Roitman (“Mr. Roitman”), Chief Operating Officer, and Mr. Harry Brandler (“Mr. Brandler”), Chief Financial Officer.
     (b) The business address of each of the Reporting Persons and Messrs. Roitman and Brandler is 140 East 45 Street, Floor 24, New York, NY 10017.
     (c) Greenlight LLC, Greenlight Inc, and Advisors provide investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc and its affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc and its affiliates.
     (d) None of the Reporting Persons, nor Mr. Roitman or Mr. Brandler, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 938862208
     (e) None of the Reporting Persons, nor Mr. Roitman or Mr. Brandler, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Greenlight LLC is a Delaware limited liability company; Greenlight Inc is a Delaware corporation; and Advisors is a Delaware limited partnership. Messrs. Einhorn, Roitman and Brandler are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration.
     The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $108,674,470. The source of these funds was the working capital of Greenlight Fund, Greenlight Qualified, Greenlight Offshore and any managed accounts for which Advisors acts as investment manager.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired Common Stock of the Issuer for investment purposes. This Schedule 13D is being filed in connection with the proposed merger of the Issuer with URS Corporation. On July 26, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer expressing their view that the acquisition price in the merger is inadequate. Greenlight stated that it will vote against the merger agreement between the Issuer and URS Corporation because it is not in the best interests of the Issuer and its stockholders. The letter, a copy of which is filed as an exhibit to this Schedule 13D, is incorporated herein by reference.
     The Reporting Persons may make, or cause to be made, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed of, any or all of the Common Stock held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons, in their individual capacities, may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such discussions, the Reporting Persons, in their individual capacities, may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value, an increase or decrease in the size of the Issuer’s board of directors, the addition of independent members to the Issuer’s board of directors, a stock repurchase plan and changes in the Issuer’s capital structure and dividend policy.
Item 5. Interest in Securities of the Issuer.
     According to information provided by the Issuer in its Form 10-Q, as of April 27, 2007, there were 29,181,543 shares of Common Stock outstanding.
     (a)(i) Greenlight LLC may be deemed the beneficial owner of 1,321,512 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified, which represents 4.5% of the Issuer’s outstanding shares of Common Stock.

CUSIP No. 938862208
     (ii) Greenlight Inc may be deemed the beneficial owner of 1,392,500 shares of Common Stock held for the account of Greenlight Offshore, which represents 4.8% of the Issuer’s outstanding shares of Common Stock.
     (iii) Advisors may be deemed the beneficial owner of 203,388 shares of Common Stock held for the account of any managed accounts for which Advisors acts as investment manager, which represents 0.7% of the Issuer’s outstanding shares of Common Stock.
     (iv) Mr. Einhorn may be deemed the beneficial owner of 2,917,400 shares of Common Stock (which equals the sum of: (A) 1,321,512 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified, (B) 1,392,500 shares of Common Stock held for the account of Greenlight Offshore, and (C) 203,388 shares of Common Stock held for the account of any managed accounts for which Advisors acts as investment manager), which represents 10.0% of the Issuer’s outstanding shares of Common Stock.
     The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 2,917,400 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
     (b) Greenlight LLC and Mr. Einhorn, for the account of each of Greenlight Fund and Greenlight Qualified, have the power to vote and dispose of the aggregate 1,321,512 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified. Greenlight Inc and Mr. Einhorn, for the account of Greenlight Offshore, have the power to vote and dispose of the aggregate 1,392,500 shares of Common Stock held for the account of Greenlight Offshore. Advisors and Mr. Einhorn, for the account of any managed accounts for which Advisors acts as investment manager, have the power to vote and dispose of the aggregate 203,388 shares of Common Stock held for such accounts.
     (c) None.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
     Exhibit 99.1 — Joint Filing Agreement by and among Greenlight LLC, Greenlight Inc, Advisors and Mr. Einhorn.
     Exhibit 99.2 — Letter dated July 26, 2007 to the Board of Directors of Washington Group International.

CUSIP No. 938862208
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2007	GREENLIGHT CAPITAL, L.L.C.

	By:	/S/ Daniel Roitman

		Name:	Daniel Roitman
		Title:	Chief Operating Officer

GREENLIGHT CAPITAL, INC.

	By:	/S/ Daniel Roitman

		Name:	Daniel Roitman
		Title:	Chief Operating Officer

DME ADVISORS, L.P.

	By:	DME Advisors GP, L.L.C.,
its general partner

		By:	/S/ Daniel Roitman

Name: Daniel Roitman
Title: Chief Operating Officer

/S/ Daniel Roitman

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.